UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission file number: 001-38967

DouYu International Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

20/F, Building A, New Development International Center,

No. 473 Guanshan Avenue,

Hongshan District, Wuhan, Hubei Province

The People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

99.2	Termination Agreement, dated as of July 12, 2021 among HUYA Inc., Tiger Company Ltd., DouYu International Holdings Limited and Nectarine Investment Limited.

99.3	Termination Agreement, dated as of July 12, 2021 among DouYu International Holdings Limited and Nectarine Investment Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUYU INTERNATIONAL HOLDINGS LIMITED

Date: July 12, 2021	By:	/s/ Shaojie Chen
Name: Shaojie Chen
Title: Chief Executive Officer, Director